SKADDEN, ARPS, SLATE, MEAGHER & FLOM (SINGAPORE) LLP 6 BATTERY ROAD, SUITE 23-02 SINGAPORE 049909 ____________ TEL: (65) 6434-2900 FAX: (65) 6434-2988 www.skadden.com February 14, 2020

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Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TDCX (KY) Pte Ltd

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, TDCX (KY) Pte Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company confirms that it will publicly file the registration statement at least 15 days prior to any road show in connection with the offering and that it will include the audited financial statements for the year ended December 31, 2019 in the registration statement with or prior to such filing. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

February 14, 2020

The Company respectfully advises the Staff that the Company is undergoing a restructuring whereby the shareholders of TDCX Holdings Pte Ltd (“TDCX HPL”) will subscribe to the Company’s shares such that the shareholding percentage of each shareholder in TDCX HPL will be identical to the shareholding percentage of each shareholder in the Company (the “Restructuring”). The Restructuring will be effected through a series of documents, including a share subscription agreement and a shareholders agreement (the “Restructuring Agreements”). The Company expects that upon the signing and effectiveness of the Restructuring Agreements, the Company will have a basis for consolidation of TDCX HPL and its subsidiaries into the Company’s financial statements in accordance with IFRS. The parties are in the process of finalizing the form of the Restructuring Agreements. The Company advises the Staff that it expects the Restructuring Agreements will be executed and fully effective by the time of the Company’s second confidential submission of the Draft Registration Statement.

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Draft Registration Statement

Securities and Exchange Commission

February 14, 2020

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +65-6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Rajeev Duggal
Rajeev Duggal

cc:	Laurent Bernard Marie Junique, Chief Executive Officer, TDCX (KY) Pte Ltd

Tze Neng Chin, Group Finance Director, TDCX (KY) Pte Ltd

Jonathan Stone, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Tey, Partner, Deloitte & Touche LLP

Sharon Lau, Esq., Latham & Watkins LLP